February 11, 2022

VIA EDGAR

Mr. Donald Field

Division of Corporation

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	Golden Sun Education Group Limited

Amendment No. 4 to Registration Statement on Form F-1

Filed November 16, 2021

File No. 333-255891

Dear Mr. Field:

This letter is in response to the letter dated December 3, 2021, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Golden Sun Education Group Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Company’s registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1

Cover Page

1.	We note your disclosure on the prospectus cover page and throughout the filing that you controlled and received economic benefits of Ouhai Art School and Chongwen Middle School business operations through VIE agreements and that those agreements were designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that you were the primary beneficiary of the VIEs. However, you or your investors didn’t have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the VIE agreement was equivalent to an equity ownership in the business of the VIE, any references to control or benefits that accrued to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you were the primary beneficiary.

Response: We acknowledge the Staff’s comment and revised the disclosure on the cover page and throughout the Amendment so that any references to control or benefits that accrued to the Company because of the VIEs were limited to the conditions the Company met for consolidation of the VIEs under U.S. GAAP, and that the Company was the beneficiary of the VIEs for accounting purposes.

2.	Please refer to the sixth paragraph of the prospectus cover page. We note your disclosure that the VIE structure was used to replicate foreign investment in China-based companies. We note, however, that the structure provided contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

Response: We acknowledge the Staff’s comment and revised the disclosure on the cover page and throughout the Amendment to clarify that the VIE structure provided contractual exposure to foreign investment in China-based companies.

3.	Please refer to the ninth paragraph of the prospectus cover page. Please revise to identify the large shareholder who will control the company after the offering, as well as to state, if true, that such shareholder will control all matters submitted to a shareholder vote.

Response: We acknowledge the Staff’s comment and revised the disclosure on the cover page to identify the large shareholder who will control the Company after the offering. However, such shareholder will not control all matters submitted to a shareholder vote.

4.	Please discuss whether and how the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: We acknowledge the Staff’s comment and revised the disclosure on the cover page to discuss the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns and that the Company’s ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange have not been impacted by such statements and regulatory actions from the Chinese government.

Prospectus Summary, page 1

5.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: We acknowledge the Staff’s comment and revised the disclosure on page 6 of the Amendment to disclose that we are not required to obtain any approvals to offer securities to foreign investors and the consequences to us and our investors if we do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain approval in the future.

6.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: We acknowledge the Staff’s comment and revised the disclosure on page 6 of the Amendment to state that the Company or its subsidiaries’ operations are not subject to permissions requirements from the CSRC, CAC or any other entity, and state that we have not been denied such permissions by any PRC authorities.

7.	We note your response to our prior comment 3 and reissue in part. In your summary of risk factors, disclose the risks that being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. Additionally, specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise your prospectus summary risk factors to include a cross-reference for each individual bulleted risk to the more detailed discussion of the risk in the prospectus.

Response: We acknowledge the Staff’s comment and revised the disclosure in our summary of risk factors to specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers which could result in a material change in our operations and/or the value of our Class A ordinary shares, and acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We also revised the prospectus summary risk factors to include a cross-reference for each individual bulleted risk to the more detailed discussion of the risk in the prospectus.

8.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: We acknowledge the Staff’s comment and revised the disclosure on the prospectus cover and pages 7 and 28 of the Amendment to state that our auditor is headquartered in New York, and is not subject to the PCAOB’s determinations announced on December 16, 2021. We also disclosed the risk that if the PCAOB determines that it cannot inspect or fully investigate our auditor, trading in our securities will be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

The Reorganization, page 1

9.	Please revise to quantify the percentage of revenue that these business contributed to the company for the periods reflected in your financial statements. Please include enough information so investors can appreciate the impact this reorganization will have on the company’s business and operations.

Response: We acknowledge the Staff’s comment and revised the disclosure on the prospectus cover and page 1 of the Amendment to quantify the percentage of revenue that these businesses contributed to the Company for the periods reflected in the financial statements.

Dividend Distribution, page 6

10.	Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.

Response: We acknowledge the Staff’s comment and revised our disclosure on page 6 of the Amendment to clarify that (1) no cash transfer or transfer of other assets have occurred among the Company, its subsidiaries, and the VIEs, (2) no dividends or distributions have been made by a subsidiary or the VIEs to their respective holding company, and (3) the Company has not made any dividends or distributions to U.S. investors.

Selected Condensed Consolidated Financial Schedule of Golden Sun Cayman and Its

Subsidiaries and VIEs, page 11

11.	We note that the activity of the VIE is reflected in the line items titled “investments in subsidiaries and VIEs” and “income from equity method investment” in the parent’s financial statements. Please provide a roll-forward of the investment in subsidiaries and VIEs line item.

Response: We acknowledge the Staff’s comment and revised the disclosure on pages 14 of the Amendment to provide a roll-forward of the investment in subsidiaries and VIEs line item.

Risk Factors, page 15

12.	We note from the audit opinion and your risk factor on page 27 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response: We acknowledge the Staff’s comment and revised the disclosure on the prospectus cover and pages 7 and 28 of the Amendment to state that our auditor is headquartered in New York, and is not subject to the PCAOB’s determinations announced on December 16, 2021. We also disclosed the risk that lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

13.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: We acknowledge the Staff’s comment and revised the disclosure on page 28 of the Amendment to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted.

Compensation of Directors and Executive Officers, page 112

14.	Please update this section for the fiscal year ended September 30, 2021. Refer to Item 6.B of Form 20-F.

Response: We acknowledge the Staff’s comment and revised our disclosure on page 103 of the Amendment to update this section for the fiscal year ended September 30, 2021.

Related Party Transactions, page 118

15.	Please update this section as of the date of the prospectus. Refer to Item 7.B of Form 20- F.

Response: We acknowledge the Staff’s comment and updated this section as of the date of the prospectus.

Consolidated Financial Statements

Note 15 - Subsequent Events

Pro Forma Presentation, page F-33

16.	Certain subtotals from your “Pro Forma Condensed Consolidated Balance Sheets” for your continuing operations and items classified as held for sale, do not agree with the individual subtotals for your subsidiaries and VIEs, as shown in your “Selected Condensed Consolidated Balance Sheets” on page 12. Please revise or advise.

Response: We acknowledge the Staff’s comment and have included the revised and restated financial statements and notes in the Amendment.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

Cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC